                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934



                          EXECUTIVE HELP SERVICES, INC.
                 (Name of Small Business Issuer in Its Charter)



           DELAWARE                                  88-0420405
(State or Other Jurisdiction of                      (I.R.S. Employer
 Incorporation or Organization)                      Identification No.)



13370 Kirkham Way, Poway, CA                         92064
(Address of principal Executive Offices)             (Zip Code)



(619)692-2571                                        (858) 513-6530
(Issuer's Telephone Number)                          (Issuer's Facsimile Number)



          Securities to be registered under Section 12(b) of the Act:

     Title of Each Class                     Name of Each Exchange on Which
     to be so Registered                     Each Class is to be Registered


--------------------------------          --------------------------------------

--------------------------------          --------------------------------------


          Securities to be registered under Section 12(g) of the Act:


                          Common Stock - .001 Par Value
                          -----------------------------
                                (Title of Class)


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                                     PART 1

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS



BUSINESS DEVELOPMENT

Form And Year Of Organization

Executive Help Services, Inc. was incorporated in Delaware on May 31, 1994 for the purpose of developing an Internet web site that would offer professional space planning and design of modular office furniture, pricing information, and direct ordering capabilities for the modular office systems purchaser. During 1997, the Company received its initial funding through the sale of common stock to investors. From inception until June 1999, the Company had no material operating activities. Management delayed implementation of the Company's business plan in order to complete contractual obligations for another business which Management controlled and owned. In June 1999, Management decided to modify its original concept to capitalize on currently available Internet features designed to reach a broader user base and seek necessary capital in order that they could begin developing the Company's Internet site business.


Any Bankruptcy, Receivership, Or Similar Proceeding

There have been no bankruptcy, receivership or similar proceedings.


Any Material Reclassification, Merger, Consolidation, Or Purchase Or Sale Of A Significant Amount Of Assets Not In The Ordinary Course Of Business

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


BUSINESS OF THE COMPANY

Principal Products Or Services And Their Markets

The Company intends to become a primary office furnishings e-commerce web site for businesses ranging in size from office-in-home to the largest corporate fixed asset customers. This web site, "www.modularoffice.com", will provide buyers with all of their office furniture purchasing needs, including modular furniture and accessories such as space dividers, lamps, tables, artwork, and chairs. In addition, the web site will provide advisors to assist in planning and design of new office space or remodeling of existing space. Office furnishings customers will be able to select from all major office furniture product lines and manufacturers and specify pricing through their individual budget parameters. Information on the Company's web site will feature easy to use interfaces and links. Full color three dimensional images of all available modular furnishings and fabrics will be used to help ensure customers are satisfied that the actual furnishings they will receive will look


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like the visual images on the web site. Interactive features will allow users to add and manipulate selected furniture styles, colors, and fabrics within a layout to enable them to "see" the office that they design. The web site will also allow the user to download layouts for presentation. The underlying strategy of this site will be to layer multiple pages of progressively more detailed information that will enable users to browse through furnishings from multiple manufacturers and determine the product, design and pricing that best fits their needs, as well as finalize the purchase and arrange for delivery, assembly and placement of furniture and workstations, all without having to leave the office. This will combine the selection and availability of a retail company with the design support, service and customizing solutions of a contract furniture dealer in an on-line format available 24 hours a day. Each level of the web site will have interactive features and horizontally integrated pages and links to provide quicker search access.

The Company will design and maintain its web site in a format combining varied levels of available modular furnishings with interactive features to maintain the user's attention. This format is designed to allow the Internet user to find modular furnishings from various manufacturers at one web site that ranges from casual browsers to executives designing and planning work space requirements from the ground up. As this is not currently available on the Internet at any one site, Internet users seeking this information must spend more time in multiple web site searches with no assurance that they will find what they are looking for, and when they do find web sites, no assurance that they will find the product or services they seek. Through the web site the Company will offer features and services such as:

         Professional space planning, reviewing and evaluating floor plans, space allocations, adjacency needs and circulation requirements;

         Furniture layout including work station placement, lighting, electrical connections, telephone outlets and computer stations using block plans and two dimensional floor plans;

         AUTOCAD drawings - two dimensional drawings translated into three dimensional layouts as well as Giza enhanced software to promote functional design and workflow;

         A full range of new and refurbished modular office products including workstations, panel systems, desks, seating and filing products;

         For large commercial jobs, on-site inspection prior to installation;

         Existing modular system reconfiguration - "move consultants" communicating with all trades to ensure successful reconfiguration or relocation within customers' time and budget constraints;

         Service and repair of furniture - offering yearly service contracts for the maintenance, re- configuration or repair of modular furnishings;

         Assessment and valuation services, computer aided inventory, specialized storage and handling of furniture and workstations, assistance with all areas of shipping and receiving, and relocation services;

         Liquidation services for used furniture when being replaced with new orders placed through the Website, as well as furniture/freight pick-up.


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For large commercial customers, the Company's business plan includes on-site installation of modular furnishings after the products are drop-shipped to the customer's site. Utilizing a quality checklist to ensure the quality of the product and the accuracy of installation, the installers will work with the customer, offering flexible hours to conform to each customer's needs. In Management's experience, many companies prefer the installation be completed during night or weekend hours to minimize productivity disruptions. In the largest multi-office installations, extra work crews may be temporarily added to complete the installation in the shortest period of time. All installation work will be performed by subcontract installation companies that are familiar to Management through installation service contracts during the last five years.

Based upon Management's experience in the delivery and installation of modular office furniture, the size and nature of the market is diverse and continues to grow at a steady rate. It is composed of consumers ranging from the home office to large multi-location corporations, as well as educational and health-care institutions. Factors driving the growth in this market include practicality and efficiency of the modular office system, cost of space, space utilization and maximum occupancy loads, thereby reducing building lease costs, and recent ADA rules and regulations pertaining to the ergonomic adjustments and functionality of employees. Management has witnessed and participated in the market migration from "brick and mortar" office furniture dealers to Internet web site product purchase and delivery methods. Use of the Internet for product research is being driven by growth in the penetration of computers into the office and home and the acceptance of the Internet as a purchasing tool.

The Company has a current business plan which proposes to utilize its founders' backgrounds to develop its web site from its current development status into a mature site providing unique services and modular office products. The business plan requires the Company during the first six months to file a Form 10-SB registration statement with the SEC, obtain a listing on the NASD's Over the Counter Electronic Bulletin Board, and raise capital of $2,500,000 through the sale of common stock in a private placement. During the following six months after raising capital, expend $50,000 for development costs of its web site pages, $50,000 for one Webmaster programmer, $20,000 for one programmer, $50,000 for one marketing manager, $50,000 for two design and space planners, $15,000 for one office staff assistant, $100,000 for purchase of computers and fixed assets, $500,000 for advertising, and $100,000 for rent and other operating expenses.


Distribution Methods Of Products Or Services

The use of its on-line space planning, design and furniture layout would be accessed after completing a short information query which would include information regarding the user's company, address, basic requirements such as furniture type, quantity, budget and timetable. The Company may generate minor fees from manufacturers that place advertisements within its web site pages. The Company's major source of revenue will be generated from sales of modular furniture and installation fees. The purchased product would be drop-shipped to the customer, or if it is a local installation, the product could be shipped to the Company's warehouse.

The Company will utilize existing web pages, such as allofficefurniture.com, to advertise their web site. The Company will also purchase "banner ads" on the web pages of manufacturers and office product sites, such as Staples and Office Depot. A recent survey by Andersen Consulting found that these banner ads are more of a driving force behind purchases on the web than television or magazine ads. Of the Internet users interviewed 25% said they went shopping on a Web site after


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seeing a banner ad, compared with 14% of the users who said they clicked on after seeing a television or magazine ad. Only 4% were drawn in by a radio commercial. (The Wall Street Journal 11/24/99). Traditional advertising through magazines and trade publications which cater to specific industries - building contractors, interior designers, facilities managers and medical suppliers will also be analyzed, as well as direct mail campaigns and trade shows.

Status Of Any Publicly Announced New Product Or Service

The Company has no new product or service planned or announced to the public.


Competitive Business Conditions And The Small Business Issuer's Competitive Position In The Industry And Methods Of Competition

The size and financial strength of the Company's primary competitors, allofficefurniture.com, office-furniture.net, gfoffice.com and furnituresource.com are substantially greater than those of the Company. In examining major competitors' web sites Management has concluded allofficefurniture.com is the most interactive and broad based of the four, but is strictly an advertising network, which sells no office furniture or services of it's own. Office-furniture.net provides an overview of the company, without providing in-depth information on its site. The web site has no interactive features and requires the user to complete a form and be contacted by a staff member. gfoffice.com is basically an online store for the furniture products sold through their retail stores. The information these sites offer is of a cursory nature with a minor amount of text, few pictures, and offer little or no interactive or technical data. However, the Company's competitors have longer operating histories, larger customer bases, and greater brand recognition than the Company. Management is not aware of any significant barriers to the Company's entry into the modular office furniture market, however, the Company at this time has no market share of this market.


Sources And Availability Of Raw Materials And The Names Of Principal Suppliers

Management will provide the core information content used at the Company's web site. Management will rely on their experience and knowledge in the design, sale and installation of modular office furniture. While the Company has no current contracts with modular furniture suppliers, Management is familiar with these manufacturers and suppliers such as Steelcase, Hon, Omni, Herman Miller, Haworth and All-Steel. Management feels that availability will not be a problem at any time, since it is aware of over two hundred suppliers of quality office products. In the area of used furniture, Herman Miller, Steelcase and Hayworth are the three largest manufacturers, have been in business the longest, and have the greatest availability of product, making those three companies the preferred suppliers in that field. The Company will enter into agreements with manufacturers and suppliers per its business plan after raising capital during the first six months of its plan. All installation work will be performed by subcontract installation companies that are familiar to Management through installation service contracts during the last five years.


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Dependence On One Or A Few Major Customers

The Company intends to offer access to its web site home page free of charge to Internet users. The Company's market is composed of consumers ranging from the home office users to large multi-location corporations, as well as educational and health-care institutions. The Company will not depend on any one or a few major customers.


Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements Or Labor Contracts, Including Duration

The Company owns its Internet domain name, "modularoffice.com", has applied for U.S. trademark protection, and will setup its web site in the first quarter of 2000. The Company has no current plans for any additional registrations such as patents, other trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. The Company will assess the need for any additional copyright, trademark or patent applications on an ongoing basis.


Need For Government Approval Of Principal Products Or Services

The Company is not required to apply for or have any government approval for its products or services.


Effect Of Existing Or Probable Governmental Regulations On The Business

The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services. The Company does not provide customer information to third parties and, therefore, does not anticipate any current or proposed legislation relating to online privacy to directly affect its activities to a material extent.

The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted prior to the advent of the Internet. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand


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for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.


Estimate Of The Amount Spent During Each Of The Last Two Fiscal Years On Research And Development Activities, And If Applicable The Extent To Which The Cost Of Such Activities Are Borne Directly By Customers

The Company has not expended funds for research and development costs since inception.


Costs And Effects Of Compliance With Environmental Laws

The Company has not expended any funds for compliance with environmental laws and does not anticipate its business plan will encompass any such compliance requirements.


Number Of Total Employees And Number of Full Time Employees

The Company's only current employees are its two officers who will devote as much time as the board of directors determines is necessary to manage the affairs of the Company. The officers intend to work on a full time basis when the Company raises capital per its business plan. The Company's business plan calls for hiring four new employees during the next twelve months.


Reports To Security Holders

The Company's bylaws do not require the Company to deliver an annual report to its shareholders and the Company has not in the past provided an annual report to its shareholders. The Company is voluntarily filing this Form 10-SB in order to make its financial information equally available to any interested parties or investors. The Company will be subject to the disclosure rules of Regulation S-B for a small business issuer under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company anticipates it will become subject to disclosure filing requirements effective sixty days after the date the Securities and Exchange Commission accepts its original Form 10-SB filing, and, after that date, will be required to file Form 10-KSB annually and Form 10-QSB quarterly. In addition, the Company will be required to file Form 8 and other proxy and information statements from time to time as required.

The public may read and copy any materials the Company files with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington D. C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with SEC.


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Risks

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

Despite Management's belief that the Company can effectively compete because of its emphasis on its Internet niche presentation method of combining varied levels of modular office furnishings with interactive features, the Company's ability to succeed will depend upon a number of factors, including its ability to secure funding through a private placement, assemble a large amount of data and graphics, enhance its web site quickly enough to encourage users to utilize the interactive features of the site, and develop a growing customer base to provide revenues and profits for the Company.

The Company's long-term viability is substantially dependent upon the widespread acceptance and use of the Internet as a medium for the purchase of modular office furniture. Internet e-commerce companies are a recent sales model development. There is no historic evidence that the e- commerce type of business will be successful against competition from traditional business-to- business, wholesale, or retail methods of selling products and services. The use of the Internet for space planning, design layout and furniture purchasing is in a development stage, and there can be no assurance that a sufficiently large number of Internet users will choose the Internet as their primary medium to purchase the Company's proposed services and products. Without sufficient Internet customers or Internet based revenues, the Company would experience a material adverse effect on the Company's business, financial condition, operating results and cash flows.

The Company's performance and future operating results are substantially dependent on the continued service and performance of its current Management. The Company intends to hire a relatively small number of additional technical and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its essential employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of the Company's current Management or other key employees or the inability to attract and retain the necessary technical, and marketing personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

The current officers, Mr. Crawford and Mrs. Crawford, are the sole officers and directors of the company and have control in directing the activities of the company. They are involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available, the officers and directors of the company may face a conflict of interest. The Company has not formulated a plan to resolve any conflicts that may arise. While the Company and its sole officers and directors have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, they have verbally agreed to limit their roles in all other business activities to roles of passive investors and devote full time services to the Company after the Company raises capital of $2,500,000 through the sale of securities through a private placement and is able to provide officers' salaries per its business plan.

While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in the Company should be particularly aware of the inherent risks


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associated with the Company's planned Internet business. These risks include a lack of a proven market for the Company's Internet web site, lack of equity funding, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the shareholders. Among the options that would be considered are: acquisition of another product or technology, or a merger or acquisition of another business entity that has revenue and/or long-term growth potential. However, there are no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.


Year 2000 Disclosure

Computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's Management has hands-on familiarity with all of the software that will be utilized in its business plan and has confirmation from third party suppliers that its proposed software is certified Year 2000 compatible for all of its computing requirements. In addition, proposed suppliers of office equipment for the Company's business plan have confirmed that embedded technology systems such as micro processors in telephone systems and other non-computer devices that have been or will be purchased per the Company's business plan are already Year 2000 compatible. While the Company has made what it believes to be adequate inquiries of its software suppliers as to Year 2000 compliance, there can be no guarantee that the software suppliers will be adequately prepared for every possible contingent Year 2000 software problem, which could have minor or material adverse effects on the Company's results of operations. In a most likely worst case scenario of moderate software problems, the Company may experience minor adverse cash flow effects based upon a moderate length of time needed to correct software problems. The Company's contingency plan in a most likely worst case scenario would be to rely upon their software suppliers such as Microsoft to provide software corrections via Internet and telephone support systems.

The technology focus of anticipated possible Year 2000 computer problems is primarily in the first weeks of 2000. The Company's business plan directs the purchase of computer equipment and software after the second quarter of 2000. Management reasonably anticipates that its timing of computer equipment and software purchases in mid-year 2000 will allow the Company to circumvent all reasonably predictable Year 2000 computer and software problems.


                                     ITEM 2
                                PLAN OF OPERATION

The Company's current cash balance is $7,554. Management believes the current cash balance is sufficient to fund the current minimum level of operations through the first quarter of 2000, however, in order to advance the Company's business plan the Company must raise capital through the sale of equity securities. To date, the Company has sold $7,900 in equity securities


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and used approximately $85 for licenses and fees, and $346 for office supplies and postage. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

The Company's business plan encompasses the following steps to implement its Internet service business plan: after raising capital of $2,500,000 during the first six months, expend $50,000 for development costs of its web site pages, $50,000 for one Webmaster programmer, $20,000 for one programmer, $50,000 for one marketing manager, $50,000 for two design and space planners, $15,000 for one office staff assistant, $100,000 for purchase of computers and fixed assets, $500,000 for advertising, and $100,000 for rent and other operating expenses.

Management has made initial progress in implementing its business plan by registering its Internet domain name on the Internet, applying for U.S. trademark protection, and plans to setup its web site in the first quarter of 2000. The Company will only be able to continue to advance its business plan after it receives capital funding through the sale of equity securities. After raising capital, Management intends to hire employees, rent commercial space in San Diego, purchase furniture and equipment, and begin development of its web site operations. The Company intends to use its equity capital to fund the Company's business plan during the next twelve months as cash flow from sales is not estimated to begin until year two of its business plan. The Company will face considerable risk in each of its business plan steps, such as difficulty of hiring competent personnel within its budget, longer than anticipated web site programming, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank and funds loaned by the directors and officers. The Company's officers and directors have no formal commitments or arrangements to advance or loan funds to the Company. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

There are no current plans for additional product research and development. The Company plans to purchase approximately $100,000 in furniture, computers, software during the next twelve months from proceeds of its equity security sales. The Company's business plan provides for an increase of four employees during the next twelve months.


                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address is 13370 Kirkham Way, Poway, CA 92064. The principal executive office and telephone number are provided by an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. Management considers the Company's current principal office space arrangement adequate until such time as the Company achieves its business plan goal of raising capital of $2,500,000 and then begins hiring new employees per its business plan.


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                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - September 30,1999:


Title Of          Name &                                      Amount &                  Percent
Class             Address                                     Nature of owner           Owned
--------          -------                                     ---------------           -------
Common            William Crawford                            450,000 (a)               10%
                  13370 Kirkham Way
                  Poway, CA 92064

Common            Bobbie Jo Crawford                          450,000 (b)               10%
                  13370 Kirkham Way
                  Poway, CA 92064

Total Shares Owned by Officers & Directors
As a Group                                                    900,000                   20%


(a) Mr. Crawford received 10,000 shares of the Company's common stock on June 14, 1994 for administrative services and services related to the Company's business plan. 440,000 shares of the Company's common stock were issued to him per a 45 for 1 stock split on June 15, 1999.

(b) Mrs. Crawford received 10,000 shares of the Company's common stock on June 14, 1994 for administrative services and services related to the Company's business plan. 440,000 shares of the Company's common stock were issued to her per a 45 for 1 stock split on June 15, 1999.



                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose one year terms will expire 3/31/00, or at such a time as their successors shall be elected and qualified are as follows:

Name & Address                      Age     Position          Date First Elected        Term Expires
--------------                      ---     --------          ------------------        ------------
William Crawford                    40      President,        6/14/94                   3/31/00
13370 Kirkham Way                           Secretary,
Poway, CA 92064                             Director


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
Bobbie Jo Crawford                  42      Treasurer,        6/14/94                   3/31/00
13370 Kirkham Way                           Director
Poway, CA 92064

Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


Resumes

William W. Crawford Jr., President, Secretary & Director

1994 - Current              Owner and President/C.O.O. Installation Technology,
                            Inc. dba I-TEC. Office furniture installation company specializing in project management, design, specifications, customer product analysis an procurement, installation, reconfiguration, refurbishment and facility relocation.
                            Responsibilities include sales, personnel management of a staff of 25 to 50 employees, marketing, and customer relations.


Bobbie Crawford, Treasurer & Director

1994 - Current              CFO/Controller Installation Technology, Inc., dba
                            I-TEC. Duties include all treasury and accounting responsibilities for the Company's annual gross revenue of $1,500,000, including Accounts
                            Receivable, Collections, Accounts Payable, Cash
                            Management, Payroll/Human Resources, Financial
                            Statement preparation, Budgets, and Tax Planning.
                            Responsibilities include supervision of accounting staff of 5 employees.


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                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.

                           SUMMARY COMPENSATION TABLE

Name &            Year        Salary  Bonus  Other        Restricted      Options     LTIP             All other
principle                       ($)    ($)   annual       stock           SARs        Payouts          compen-
position                                     compen-      awards ($)                  ($)              sation ($)
                                             sation ($)
-----------------------------------------------------------------------------------------------------------------
W Crawford        1996          -0-    -0-     -0-            -0-           -0-         -0-               -0-
President         1997          -0-    -0-     -0-            -0-           -0-         -0-               -0-
                  1998          -0-    -0-     -0-            -0-           -0-         -0-               -0-


B Crawford        1996          -0-    -0-     -0-            -0-           -0-         -0-               -0-
Director          1997          -0-    -0-     -0-            -0-           -0-         -0-               -0-
                  1998          -0-    -0-     -0-            -0-           -0-         -0-               -0-


There are no current employment agreements between the Company and its executive officers.

The Board agreed to pay Mr. Crawford for administrative services and services related to the Company's business plan 10,000 shares of the Company's common stock on June 14, 1994. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On June 15, 1999, 440,000 shares of the Company's common stock were issued to him per a 45 for 1 stock split.

The Board agreed to pay Mrs. Crawford for administrative services and services related to the Company's business plan 10,000 shares of the Company's common stock on June 14, 1994. The stock was valued at the price unaffiliated investors paid for stock sold by the Company, $.10 per share. On June 15, 1999, 440,000 shares of the Company's common stock were issued to her per a 45 for 1 stock split.

The terms of these stock issuances were as fair to the Company, in the Board's opinion, as could have been made with an unaffiliated third party.

The officers currently devote an immaterial amount of time to manage the affairs of the Company. The Directors and Principal Officers have agreed to work with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration for key personnel based upon such factors as positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $12,000 at each month end. When positive cash flow reaches $12,000 at each month end and appears sustainable the board of directors will readdress compensation for key personnel and enact a plan at that time which will benefit the Company as a whole. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation, or the exact amount of compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.



                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The principal executive office and telephone number are provided by Mr. Crawford, an officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes.

                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

The Securities and Exchange Commission has adopted Rule 15g-9 which established the definition of a "penny stock", for the purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:
(i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.


                                     PART II

                                     ITEM 1
       MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of November 30, 1999, the Company had 75 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.


                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.


                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On June 14, 1994, the shareholders authorized the issuance of 10,000 shares of common stock for services to each of the officers and directors of the Company for a total of 20,000 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately March 1, 1997 until April 30, 1997, the Company offered and sold 79,000 shares at $0.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription confirmation letter and private placement subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent and that each investor was either "accredited", or were "sophisticated" purchasers, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Under the Securities Act of 1933 , all sales of an issuers's securities or by a shareholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated shareholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated shareholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resales of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliates holders without limitations after two years; ( c ) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

On June 15, 1999, the Board of Directors authorized a forward stock split of 45 for 1 resulting in a total of 4,455,000 shares of common stock issued and outstanding.


                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company for the years ended March 31, 1998 and 1999, and the period ended September 30, 1999 and related notes which are included in this offering have been examined by Scott W. Hatfield, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                 EXECUTIVE HELP
                                 SERVICES, INC.
                         (A DEVELOPMENT STAGE COMPANY)

                              Financial Statements
                                      and
                                Auditor's Report

                               September 30, 1999
                                      and
                            March 31, 1999 and 1998














                               S.W. HATFIELD, CPA
                          certified public accountants

                    USE OUR PAST TO ASSIST YOUR FUTURE (SM)

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)

                                    CONTENTS


                                                                                               Page
                                                                                               ----

REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                             F-2

ANNUAL FINANCIAL STATEMENTS

   Balance Sheets
     as of September 30, 1999, March 31, 1999 and 1998                                          F-3

   Statements of Operations and Comprehensive Income
     for the six months ended September 30, 1999
     and for the years ended March 31, 1999 and 1998                                            F-4

   Statement of Changes in Stockholders' Equity
     for the period from May 31, 1994 (date of inception)
     through September 30, 1999                                                                 F-5

   Statements of Cash Flows
     for the six months ended September 30, 1999
     and for the years ended March 31, 1999 and 1998                                            F-6

   Notes to Financial Statements                                                                F-7

INTERIM FINANCIAL STATEMENTS

   Balance Sheets
     as of September 30, 1999 and 1998                                                          F-9

   Statements of Operations and Comprehensive Income
     for the six and three months ended September 30, 1999 and 1998                            F-10

   Statements of Cash Flows
     for the six months ended September 30, 1999 and 1998                                      F-11

   Notes to Financial Statements                                                               F-12

S. W. HATFIELD, CPA
certified public accountants

Member:    American Institute of Certified Public Accountants
               SEC Practice Section
               Information Technology Section
           Texas Society of Certified Public Accountants



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Executive Help Services, Inc.

We have audited the accompanying balance sheets of Executive Help Services, Inc. (a Delaware corporation and a development stage company) as of September 30, 1999, March 31, 1999 and 1998 and the related statements of operations and comprehensive income, changes in stockholders' equity and cash flows for the six months ended September 30, 1999 and for each of the years ended March 31, 1999 and 1998, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Executive Help Systems, Inc. (a development stage company) as of September 30, 1999, March 31, 1999 and 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the six months ended September 30, 1999 and for each of the years ended March 31, 1999 and 1998, respectively, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has no viable operations or significant assets and is dependent upon significant shareholders to provide sufficient working capital to maintain the integrity of the corporate entity. These circumstances create substantial doubt about the Company's ability to continue as a going concern and are discussed in Note A. The financial statements do not contain any adjustments that might result from the outcome of these uncertainties.



                                     /s/ S. W. HATFIELD, CPA
                                     S. W. HATFIELD, CPA
Dallas, Texas
December 20, 1999


                      Use our past to assist your future sm

P. O. Box 820395                               9002 Green Oaks Circle, 2nd Floor
Dallas, Texas  75382-0395                               Dallas, Texas 75243-7212
214-342-9635 (voice)                                          (fax) 214-342-9601
800-244-0639                                                      SWHCPA@aol.com

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)
                                 BALANCE SHEETS
                   September 30, 1999, March 31, 1999 and 1998


                                                                    September 30,      March 31,         March 31,
                                                                        1999              1999              1998
                                                                    ------------      ------------      ------------
                                     ASSETS
CURRENT ASSETS
   Cash on hand and in bank                                         $      7,584      $      7,885      $      7,900
                                                                    ------------      ------------      ------------

      TOTAL CURRENT ASSETS                                                 7,584             7,885             7,900
                                                                    ------------      ------------      ------------

OTHER ASSETS
   Organization costs, net of accumulated
      amortization of approximately
      $2,000, $1,933 and $1,533,
      respectively                                                             -                67               467
                                                                    ------------      ------------      ------------

      TOTAL OTHER ASSETS                                                       -                67               467
                                                                    ------------      ------------      ------------

TOTAL ASSETS                                                        $      7,584      $      7,952      $      8,367
                                                                    ============      ============      ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable - trade                                           $        -         $       -        $        -
                                                                    ------------      ------------      ------------

      TOTAL LIABILITIES                                                        -                 -                 -
                                                                    ------------      ------------      ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
  Common stock - $0.001 par value
      20,000,000 shares authorized
      4,455,000 shares issued and
      outstanding, respectively                                            4,455             4,455             4,455
   Additional paid-in capital                                              5,445             5,445             5,445
   Accumulated deficit                                                    (2,316)           (1,949)           (1,533)
                                                                    ------------      ------------      ------------

         TOTAL STOCKHOLDERS' EQUITY                                        7,584             7,951             8,367
                                                                    ------------      ------------      ------------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                                             $      7,584      $      7,951      $      8,367
                                                                    ============      ============      ============


The accompanying notes are an integral part of these financial statements.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
                     Six months ended September 30, 1999 and
                       Years ended March 31, 1999 and 1998


                                                   Six months               Year                  Year
                                                      ended                 ended                 ended
                                                  September 30,           March 31,             March 31,
                                                      1999                  1999                  1998
                                                  ------------          ------------          ------------
NET REVENUES                                      $          -          $          -          $          -

OPERATING EXPENSES
   General and administrative expenses                     301                    15                     -
   Amortization of organization expenses                    67                   400                   400
                                                  ------------          ------------          ------------

      TOTAL OPERATING EXPENSES                             368                   415                   400
                                                  ------------          ------------          ------------

LOSS FROM OPERATIONS BEFORE INCOME TAXES                  (368)                 (415)                 (400)

INCOME TAX BENEFIT (EXPENSE)                                 -                     -                     -
                                                  ------------          ------------          ------------

NET LOSS                                                  (368)                 (415)                 (400)

OTHER COMPREHENSIVE INCOME                                   -                     -                     -
                                                  ------------          ------------          ------------

COMPREHENSIVE INCOME (LOSS)                       $       (368)         $       (415)         $       (400)
                                                  ============          ============          ============

Loss per weighted-average
   share of common stock outstanding
   computed on Net Loss - basic and
   fully diluted                                           nil                   nil                   nil
                                                  ============          ============          ============

Weighted-average number of
   common shares outstanding                         4,455,000             4,455,000             4,455,000
                                                  ============          ============          ============


The accompanying notes are an integral part of these financial statements.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        For the period from May 31, 1994
                 (date of inception) through September 30, 1999


                                                 Common Stock                  Additional
                                        -------------------------------          paid-in           Accumulated
                                           Shares             Amount             capital             deficit              Total
                                        ------------       ------------       ------------        ------------        ------------
ISSUANCE OF $0.00001 PAR
   VALUE COMMON STOCK
   TO FOUNDERS ON MAY 31, 1994                20,000          $       -       $      2,000        $          -        $      2,000

Net loss for the period                            -                  -                  -                (333)               (333)
                                        ------------       ------------       ------------        ------------        ------------

BALANCES AT MARCH 31, 1995                    20,000                  -              2,000                (333)              1,667

Net loss for the year                              -                  -                  -                (400)               (400)
                                        ------------       ------------       ------------        ------------        ------------

BALANCES AT MARCH 31, 1996                    20,000                  -              2,000                (733)              1,267

Net loss for the year                              -                  -                  -                (400)               (400)
                                        ------------       ------------       ------------        ------------        ------------

BALANCES AT MARCH 31, 1997                    20,000                  -              2,000              (1,133)                867

Sale of common stock
   subject to a private
   placement memorandum                       79,000                  1              7,899                   -               7,900

Net loss for the year                              -                  -                  -                (400)             (8,700)
                                        ------------       ------------       ------------        ------------        ------------

BALANCES AT MARCH 31, 1998                    99,000                  1              9,899              (1,533)                467

Effect of change in par value
   from $0.00001 per share
   to $0.001 per share                             -                 98                (98)                  -                   -

Net loss for the year                              -                  -                  -                (415)               (415)
                                        ------------       ------------       ------------        ------------        ------------

BALANCES AT MARCH 31, 1999                    99,000                 99              9,801              (1,948)                 52

Effect of 45 for 1 stock split             4,356,000              4,356             (4,356)                  -                   -

Net loss for the period                            -                  -                  -                (368)               (368)
                                        ------------       ------------       ------------        ------------        ------------

BALANCES AT SEPTEMBER 30, 1999             4,455,000       $      4,455       $      5,445        $     (2,316)       $       (316)
                                        ============       ============       ============        ============        ============


The accompanying notes are an integral part of these financial statements.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS
                     Six months ended September 30, 1999 and
                       Years ended March 31, 1999 and 1998


                                                              Six months           Year             Year
                                                                ended             ended            ended
                                                             September 30,       March 31,         March 31,
                                                                 1999              1999              1998
                                                             ------------      ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss for the period                                   $       (368)     $       (415)     $       (400)
   Adjustments to reconcile net loss to net
      cash provided by operating activities
      Amortization of organization costs                               67               400               400
                                                             ------------      ------------      ------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                  (301)              (15)                -
                                                             ------------      ------------      ------------


CASH FLOWS FROM INVESTING ACTIVITIES                                    -                 -                 -
                                                             ------------      ------------      ------------


CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from private placement of common stock                      -                 -             7,900
                                                             ------------      ------------      ------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                     -                 -             7,900
                                                             ------------      ------------      ------------

INCREASE (DECREASE) IN CASH                                          (301)              (15)            7,900

Cash at beginning of period                                         7,885             7,900                 -
                                                             ------------      ------------      ------------

CASH AT END OF PERIOD                                        $      7,584      $      7,885      $      7,900
                                                             ============      ============      ============

SUPPLEMENTAL DISCLOSURE OF INTEREST
   AND INCOME TAXES PAID
      Interest paid for the period                           $          -      $          -      $          -
                                                             ============      ============      ============
      Income taxes paid for the period                       $          -      $          -      $          -
                                                             ============      ============      ============


The accompanying notes are an integral part of these financial statements.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Executive Help Services, Inc. (Company) was incorporated on May 31, 1994 under the laws of the State of Delaware. The Company was formed for the purpose of developing an internet web site that would offer professional space planning and design, pricing information and direct ordering of modular office furniture systems.

During April 1997, the Company successfully sold an aggregate 79,000 shares of restricted, unregistered common stock for gross proceeds of $7,900, pursuant to a private placement memorandum to non-affiliated private investors. The Company relied upon Section 4(2) of The Securities Act of 1933, as amended, for an exemption from registration on these shares.

The Company's business plan has never been fully implemented and, accordingly, has not commenced operations. The Company has been essentially dormant since inception and is considered to be in the development stage. Accordingly, the Company has had no substantial operations or substantial assets since inception.

Due to the lack of sustaining operations from inception, the Company is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative losses of approximately $2,300. Accordingly, the Company may be dependent upon its current management and/or significant stockholders to provide additional working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant stockholders to provide sufficient working capital, if necessary, to support and preserve the integrity of the corporate entity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Cash and cash equivalents

      The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


 NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.    Organization costs

      Organization costs, incurred at the initial capitalization of the Company, were amortized over a sixty (60) month period using the straight-line method.

3.    Income taxes

      The Company uses the asset and liability method of accounting for income taxes. At September 30, 1999, March 31, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      As of September 30, 1999, the Company has cumulative net operating loss carryforwards totaling approximately $2,300 to offset taxable income in future periods. Due to the provisions of Internal Revenue Code Section 338, the Company may have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods in the event of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

4.    Earnings (loss) per share

      Basic earnings (loss) per share is computed by dividing the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 1999, March 31, 1999 and 1998, the Company has no outstanding warrants and options issued and outstanding.

NOTE C - COMMON STOCK TRANSACTIONS

On December 8, 1998, the Company amended its Certificate of Incorporation to change the par value of its common stock from $0.00001 per share to $0.001 per share. The effect of this change is reflected in the accompanying financial statements as of the first day of the first period presented.

On June 15, 1999, the Company's Board of Directors approved a 45 for 1 forward stock split on the issued and outstanding shares of common stock. This action caused the issued and outstanding shares to increase from 99,000 to 4,455,000. The effect of this change is reflected in the accompanying financial statements as of the first day of the first period presented.

During April 1997, the Company successfully sold an aggregate 79,000 shares of restricted, unregistered common stock for gross proceeds of $7,900, pursuant to a private placement memorandum to non-affiliated private investors. The Company relied upon Section 4(2) of The Securities Act of 1933, as amended, for an exemption from registration on these shares.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)
                                 BALANCE SHEETS
                           September 30, 1999 and 1998

                                   (UNAUDITED)


                                                                      1999              1998
                                                                     --------          -------
                                     ASSETS
CURRENT ASSETS
   Cash on hand and in bank                                          $ 7,584           $ 7,900
                                                                     -------           -------

     TOTAL CURRENT ASSETS                                              7,584             7,900
                                                                     -------           -------

OTHER ASSETS
   Organization costs, net of accumulated
     depreciation of approximately $2,000
     and 1,333, respectively                                               -               667
                                                                     -------           -------

TOTAL ASSETS                                                         $ 7,584           $ 8,567
                                                                     =======           =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable - trade                                          $     -           $     -
                                                                     -------           -------


COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' EQUITY
   Common stock - $0.001 par value,
     20,000,000 shares authorized,
     4,455,000 shares issued and outstanding, respectively             4,455             4,455
   Additional paid-in capital                                          5,445             5,445
   Accumulated deficit                                                (2,316)           (1,333)
                                                                     -------           -------

       TOTAL STOCKHOLDERS' EQUITY                                      7,584             8,567
                                                                     -------           -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $ 7,584           $ 8,567
                                                                     =======           =======


The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)
                STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
             Six and Three months ended September 30, 1999 and 1998

                                   (UNAUDITED)


                                                   Six months            Six months           Three months          Three months
                                                      ended                 ended                 ended                 ended
                                                  September 30,         September 30,         September 30,         September 30,
                                                      1999                  1998                  1999                  1998
                                                  ------------          ------------          ------------          ------------
REVENUES                                          $          -          $          -          $          -          $          -
                                                  ------------          ------------          ------------          ------------

OPERATING EXPENSES
   General and administrative expenses                     301                     -                   245                     -
   Amortization of organization expenses                    67                   200                     -                   100
                                                  ------------          ------------          ------------          ------------

     TOTAL OPERATING EXPENSES                              368                   200                   245                   100
                                                  ------------          ------------          ------------          ------------

LOSS FROM OPERATIONS BEFORE INCOME TAXES                  (368)                 (200)                 (245)                 (100)

INCOME TAX BENEFIT (EXPENSE)                                 -                     -                     -                     -
                                                  ------------          ------------          ------------          ------------

NET LOSS                                                  (368)                 (200)                 (245)                 (100)

OTHER COMPREHENSIVE INCOME                                   -                     -                     -                     -
                                                  ------------          ------------          ------------          ------------

COMPREHENSIVE INCOME (LOSS)                       $       (368)         $       (200)         $       (245)         $       (100)
                                                  ============          ============          ============          ============

Loss per weighted-average
   share of common stock outstanding
   computed on Net Loss - basic and
   fully diluted                                           nil                   nil                   nil                   nil
                                                  ============          ============          ============          ============
Weighted-average number of
   common shares outstanding                         4,455,000             4,455,000             4,455,000             4,455,000
                                                  ============          ============          ============          ============


The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)
                            STATEMENTS OF CASH FLOWS
                  Six months ended September 30, 1999 and 1998

                                   (UNAUDITED)


                                                              Six months        Six months
                                                                 ended            ended
                                                             September 30,     September 30,
                                                                 1999              1998
                                                             ------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss for the period                                      $ (368)           $ (200)
   Adjustments to reconcile net loss to
     net cash provided by operating activities
       Amortization of organization costs                           67               200
                                                                ------            ------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               (301)                -
                                                                ------            ------


CASH FLOWS FROM INVESTING ACTIVITIES                                 -                 -
                                                                ------            ------

CASH FLOWS FROM FINANCING ACTIVITIES                                 -                 -
                                                                ------            ------

INCREASE (DECREASE) IN CASH                                       (301)                -

Cash at beginning of period                                      7,885             7,900
                                                                ------            ------

CASH AT END OF PERIOD                                           $7,584            $7,900
                                                                ======            ======

SUPPLEMENTAL DISCLOSURE OF INTEREST
   AND INCOME TAXES PAID
     Interest paid for the period                               $    -            $    -
                                                                ======            ======
     Income taxes paid for the period                           $    -            $    -
                                                                ======            ======


The financial information presented herein has been prepared by management without audit by independent certified public accountants.
The accompanying notes are an integral part of these financial statements.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Executive Help Services, Inc. (Company) was incorporated on May 31, 1994 under the laws of the State of Delaware. The Company was formed for the purpose of developing an internet web site that would offer professional space planning and design, pricing information and direct ordering of modular office furniture systems.

During April 1997, the Company successfully sold an aggregate 79,000 shares of restricted, unregistered common stock for gross proceeds of $7,900, pursuant to a private placement memorandum to non-affiliated private investors. The Company relied upon Section 4(2) of The Securities Act of 1933, as amended, for an exemption from registration on these shares.

The Company's business plan has never been fully implemented and, accordingly, has not commenced operations. The Company has been essentially dormant since inception and is considered to be in the development stage. Accordingly, the Company has had no substantial operations or substantial assets since inception.

Due to the lack of sustaining operations from inception, the Company is considered in the development stage and, as such, has generated no significant operating revenues and has incurred cumulative losses of approximately $2,300. Accordingly, the Company may be dependent upon its current management and/or significant stockholders to provide additional working capital to preserve the integrity of the corporate entity during this phase. It is the intent of management and significant stockholders to provide sufficient working capital, if necessary, to support and preserve the integrity of the corporate entity.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.    Cash and cash equivalents

      The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

      Cash overdraft positions may occur from time to time due to the timing of making bank deposits and releasing checks, in accordance with the Company's cash management policies.

                          EXECUTIVE HELP SERVICES, INC.
                          (a development stage company)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

2.    Organization costs

      Organization costs, incurred at the initial capitalization of the Company, were amortized over a sixty (60) month period using the straight-line method.

3.    Income taxes

      The Company uses the asset and liability method of accounting for income taxes. At September 30, 1999, March 31, 1999 and 1998, respectively, the deferred tax asset and deferred tax liability accounts, as recorded when material to the financial statements, are entirely the result of temporary differences. Temporary differences represent differences in the recognition of assets and liabilities for tax and financial reporting purposes, primarily accumulated depreciation and amortization, allowance for doubtful accounts and vacation accruals.

      As of September 30, 1999, the Company has cumulative net operating loss carryforwards totaling approximately $2,300 to offset taxable income in future periods. Due to the provisions of Internal Revenue Code Section 338, the Company may have no net operating loss carryforwards available to offset financial statement or tax return taxable income in future periods in the event of a change in control involving 50 percentage points or more of the issued and outstanding securities of the Company.

4.    Earnings (loss) per share

      Basic earnings (loss) per share is computed by dividing the net income
      (loss) by the weighted-average number of shares of common stock and common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method. The calculation of fully diluted earnings (loss) per share assumes the dilutive effect of the exercise of outstanding options and warrants at either the beginning of the respective period presented or the date of issuance, whichever is later. As of September 30, 1999, March 31, 1999 and 1998, the Company has no outstanding warrants and options issued and outstanding.

NOTE C - COMMON STOCK TRANSACTIONS

On December 8, 1998, the Company amended its Certificate of Incorporation to change the par value of its common stock from $0.00001 per share to $0.001 per share. The effect of this change is reflected in the accompanying financial statements as of the first day of the first period presented.

On June 15, 1999, the Company's Board of Directors approved a 45 for 1 forward stock split on the issued and outstanding shares of common stock. This action caused the issued and outstanding shares to increase from 99,000 to 4,455,000. The effect of this change is reflected in the accompanying financial statements as of the first day of the first period presented.

During April 1997, the Company successfully sold an aggregate 79,000 shares of restricted, unregistered common stock for gross proceeds of $7,900, pursuant to a private placement memorandum to non-affiliated private investors. The Company relied upon Section 4(2) of The Securities Act of 1933, as amended, for an exemption from registration on these shares.

                                    PART III

                                    EXHIBITS


Exhibit 2         Plan of acquisition, reorganization or liquidation                    None
Exhibit 3(i)      Articles of Incorporation                                             Included
Exhibit 3(ii)     Bylaws                                                                Included
Exhibit 4         Instruments defining the rights of holders                            None
Exhibit 9         Voting Trust Agreement                                                None
Exhibit 10        Trademark Application                                                 Included
Exhibit 11        Statement re: computation of per share earnings                       See Financial Stmts.
Exhibit 16        Letter on change of certifying accountant                             None
Exhibit 21        Subsidiaries of the registrant                                        None
Exhibit 23        Consent of experts and counsel                                        None
Exhibit 24        Power of Attorney                                                     None
Exhibit 27        Financial Data Schedule                                               Included



                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     Executive Help Services, Inc.



Date 12-29-99                        By /s/ WILLIAM CRAWFORD
    ------------------------            ----------------------------------------
                                        William Crawford, President, Sec. &
                                        Director


Date 12-29-99                        By /s/ BOBBIE JO CRAWFORD
    ------------------------            ----------------------------------------
                                        Bobbie Jo Crawford, Treasurer & Director


                                       18